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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1.   Name and Address of Reporting Person*

     Taunus Corporation(1)
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

     31 West 52nd Street
--------------------------------------------------------------------------------
   (Street)

     New York, New York 10019
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     09/06/01
================================================================================
3. IRS Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

     AMERITRADE HOLDING CORPORATION (AMTD)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person(1)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)  Class A Common Stock,
     par value $0.01 per share           26,461,205 (1)             I (1)                 Through wholly-owned subsidiaries (1)
====================================================================================================================================

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -------------------------------------------------------------------------------
(1)  None
------------------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Securities:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1)  None
========================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Explanation of Responses:

(1) National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Form 3 (the "Original Form 3") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, that the filing of such Original Schedule 13G was not to be construed as an admission that it was, for the purposes of Section 16 of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc., a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement, acquired 26,027,282 shares of Class A Common Stock), representing 13.1%, of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8, 2001). This filing on Form 3 amends the Original Form 3 in its entirety and reports the beneficial ownership of (1) such 26,027,282 shares of Class A Common Stock,
(2) 155,233 shares of Class A Common Stock owned by Bankers Trust Company, a wholly-owned subsidiary of Taunus, (3) 257,900 shares of Class A Common Stock owned by Deutsche Bank Alex. Brown Inc., a wholly-owned subsidiary of Taunus,
(4) 8,400 shares of Class A Common Stock owned by EA Strategies LLC, a wholly-owned subsidiary of Taunus and (5) 12,390 shares of Class A Common Stock owned by NDB Capital Markets LP, a wholly-owned subsidiary of Taunus. The principal place of business of BT Investment Partners Inc. is 130 Liberty Street, New York, New York 10006. The principal place of business of Taunus Corporation is 31 West 52nd Street, New York, New York 10019. The principal place of business of BT Investment Partners Inc. is 130 Liberty Street, New York, New York 10006. The principal place of business of Bankers Trust Company is 130 Liberty Street, New York, New York 10006. The principal place of business of Deutsche Banc Alex. Brown Inc. is 31 West 52nd Street, New York, New York
10019. The principal place of business of EA Strategies LLC is 31 West 52nd Street, New York, New York 10019. The principal place of business of NDB Capital Markets LP is 10 Exchange Place Centre, Jersey City, New Jersey 07301.

** Signature of Reporting Person                      Date
--------------------------------                      ----

TAUNUS CORPORATION



By: /s/ Douglas Barnard                         September 14, 2001
    ------------------------------------        ------------------
    Name:  Douglas Barnard
    Title:  Managing Director and
            Chief Financial Officer



By: /s/ John Cipriani                           September 14, 2001
    ------------------------------------        ------------------
    Name:  John Cipriani
    Title:  Director and Assistant
            Treasurer



BT INVESTMENT
    PARTNERS INC.



By: /s/ Debbie Hodges                           September 14, 2001
    ------------------------------------        ------------------
    Name:  Debbie Hodges
    Title:  Authorized Signatory



BANKERS TRUST COMPANY



By: /s/ Jim Byrne                               September 14, 2001
    ------------------------------------        ------------------
    Name:  Jim Byrne
    Title:  Authorized Signatory



DEUTSCHE BANC ALEX. BROWN INC.



By: /s/ Jim Byrne                               September 14, 2001
    ------------------------------------        ------------------
    Name:  Jim Byrne
    Title:  Authorized Signatory



EA STRATEGIES LLC



By: /s/ Salvatore Paluzzolo                     September 14, 2001
    ------------------------------------        ------------------
    Name:  Salvatore Paluzzolo
    Title:  Authorized Signatory



NDB CAPITAL MARKETS LP


By NDB Capital Markets Corporation,
  general partner


By: /s/ Frank E. Lawatsch, Jr.                  September 14, 2001
    ------------------------------------        ------------------
    Name:  Frank E. Lawatsch, Jr.
    Title:  Secretary


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)